FIRST AMENDMENT

TO THE

DISTRIBUTION AGREEMENT

This is an Amendment made as of November 18, 2013 and effective as of August 15, 2013 with respect to the Distribution Agreement (the “Agreement”) dated November 19, 2010 by and between Pinnacle Capital Management Funds Trust (the “Fund”) and Pinnacle Investments, LLC (the “Distributor”).

1.

Recitals.

Commencing August 15, 2013, the Fund began to offer, in addition to Class C shares, Class A and Class P shares of beneficial interest in the Fund (the Class A, Class C, and Class P shares are hereinafter referred to as the “Shares”) as the Pinnacle Growth and Income Fund and the Fund desires to amend the Agreement to reflect these changes.

2.

Schedule  A.

Schedule A to the Agreement shall be amended as follows:

“Pinnacle Capital Management Balanced Fund” shall be deleted and in its place “Pinnacle Growth and Income Fund” shall be inserted.

3.

Ratification of Agreement.  Any provision of the Agreement not expressly amended to modified herein shall remain in the same and of full force and effect.

4.

Counterparts.  This Amendment may be executed in counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.  Delivery by facsimile or in a PDF transmission of a counterpart of this Amendment as executed by the party making the delivery shall constitute good and valid execution and delivery of this Amendment for all purposes.

IN WITNESS WHEREOF, the parties have executed this Amendment on the day and year first written above.

PINNACLE CAPITAL MANAGEMENT FUNDS TRUST

By: /s/ Joseph Masella

Its:  CEO

PINNACLE INVESTMENTS, LLC

By:  /s/ Eric Krouse

Its:  CEO